Form C

Cover Page

Name of issuer:

Lillian Augusta, LLC

Legal status of issuer:

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: MI

Date of organization: 3/31/2020

Physical address of issuer:

6305 S Maryland
Chicago IL 60637

Website of issuer:

https://hairwithoutharm.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.9% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☐ Debt
☑ Other

If Other, describe the security offered:

Revenue Share

Target number of securities to be offered:

50,000

Price:

$1.000000

Method for determining price:

Pro-rated portion of the total principal value of $50,000; interests will be sold in increments of $1.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$124,000.00

Deadline to reach the target offering amount:

4/30/2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

0

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$42,181.81	$19,499.00
Cash & Cash Equivalents:	$42,181.81	$17,095.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$0.00	$0.00
Long-term Debt:	$5,475.63	$41,292.00
Revenues/Sales:	$195.73	$0.00
Cost of Goods Sold:	$248.66	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($29,088.25)	($21,203.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Lillian Augusta, LLC

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.
   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

   INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Jannice Newson	CEO	Lillian Augusta	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Jannice Newson	CEO	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable

date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Jannice Newson	70000.0 Units	70.0
Nana Yaa Britwum	30000.0 Units	30.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> LAB has an Inactive co-founder, Nana Britwum, who formally resigned in 2022. She remains a unitholder, but is not involved in day to day operations.
>
> LAB will be moving into a storefront June 2024. Storefront pose the concern of robbery and other potential crime on the property.
>
> LAB benefits from BIPOC targeted investments and grants, which remain under fire in various lawsuits for funds and grant-making initiatives.
>
> LAB cannot purport our products to solve all issues that arise from wearing braids. We ensure our messaging aligns with our tested claims, but we must monitor how other individuals and organizations herald the benefits of our hair to not confuse consumers.
>
> LAB does not sell USDA organic products. Since 'organic' lands in the same categories of terms we use to describe our products, individuals and organizations may swap one term for another, not realizing the difference. We must monitor what descriptors are used to advertise our products.
>
> LAB does not claim biodegradability on its products. Our products are compostable in industrial composting facilities, and not at home composting facilities. Biodegradable is highly contested and outright unallowed in some places as a claim, and it is not a descriptor we intend to use.
>
> LAB interns are hired and paid by the City of Chicago. If this partnership or program were to end, we would have to reshape our summer intern hiring process.
>
> LAB is run by a solo-founder and small consulting team. We are working with limited resources to get to a substantial recurring revenue and will fundraise again in the future.
>
> LAB has press that no longer aligns with the company's products. Early on, other biomaterials were studied for use in LAB braiding hair. These materials were not suitable, however they were mentioned in interviews happening at that time.
>
> An investment through promissory notes involves certain significant risks. If any of the following risks actually occur, the Company's financial condition and/or results of operations could be materially and adversely affected. Investors could lose all or part of their investments. Investors who cannot afford the possibility of the loss of their entire investment should not invest into the Company.
>
> Additional risks and uncertainties, not presently known to the Company or that the Company currently deems immaterial, may also have an adverse effect on the respective business. Accordingly, prior to making an investment decision, investors should read and carefully consider the risk factors described below and all the other information contained in this online form.
>
> No representations or warranties, expressed or implied, are made on behalf of the Company or its respective management team or advisors, as to the accuracy or completeness of the information. No information contained in this online form or any other written or oral communication transmitted or made available to an interested party is, or shall be relied upon as, a representation or warranty, whether as to past or future, and no liability will attach, except as may be agreed in writing by the Company.
>
> This form contains illustrations and forecasts which have been prepared on the basis of disclosed assumptions. Although the management of the Company believes such assumptions to be reasonable, there can be no assurance that the

assumptions will prove to be accurate and any change in the assumptions could produce actual results materially different from those forecasted. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to provide any revisions to any forward-looking statements. No representation or warranty of any kind is or can be made with respect to the accuracy or completeness of, and no representation or warranty should be inferred from, these estimates, forecasts and assumptions.

The success of the Company's business will depend upon its ability to create and expand its brand awareness. The hair growth markets the Company intends to compete in are highly competitive, with many well-known brands leading the industry. The Company's ability to compete effectively and generate revenue will be based upon its ability to create and expand awareness of the Company's products, which are distinct from those of its competitors. It is imperative that the Company is able to convey to consumers the benefits of the Company's products. However, advertising, packaging and labeling of such products may be limited by various regulations. The success of the Company will be dependent upon the Company's ability to convey to consumers that its products are superior to those of its competitors.

Intellectual Property Risks, Generally. The Company's intellectual property rights are valuable, and any inability to protect them could reduce the value of the Company and its services and brand. The Company intends to continue to evaluate whether to seek to protect certain of its intellectual property assets through patent filings, trade secrets, proprietary information, confidential information, trademarks, and copyrights. The Company cannot guarantee potential investors that measures taken to protect the Company's intellectual property assets will be successful. In addition, the Company could always be subject to unintentional intellectual property infringement claims by others. The Company's failure to protect against the unauthorized use or misappropriation of its intellectual property, or claims that it is infringing the intellectual property of third parties, could have a negative effect on the Company's business and results of operations, including the dedication of resources to defense or prosecution of infringement, which would, in turn, negatively impact the Company's financial condition.

The Company Will Need Additional Funds. The Company intends to expand its production capabilities in 2024, which will require the Company to raise additional funds in the future. Additionally, because the primary use of the proceeds will be the incurrence of necessary capital expenditures, the Company may need to engage in additional fundraising efforts to increase the Company's working capital. The Company cannot be certain that the future revenue or capital it raises will be sufficient to meet the Company's expected expenditures in the future. If additional financing is required but is not available, or is not available on acceptable terms, the Company may be unable to fund the Company's growth, successfully promote its services, take advantage of business opportunities or respond to competitive pressures, any of which could have a material and adverse effect on its business, results of operations and financial condition and the value of a potential investor's investment. If the Company obtains additional financing by issuing additional promissory notes, the terms of such promissory notes could restrict or prevent the Company from paying distributions and could restrict the Company's flexibility in making certain business decisions.

If the Company is not able to generate sufficient cash flow from operations, the Company will be unable to meet its debt service obligations or fund the Company's operations and planned capital expenditures. Other needs will depend on the Company's ability to generate cash in the future. The Company's ability to generate sufficient cash flow from operations will depend on future financial performance, which will be affected by a range of economic, competitive and business factors and operating risks inherent in the Company's industry, and are therefore beyond the Company's control. These risks include, but are not limited to, the following:
political and economic uncertainties;
development of competitive technologies;
the volatility in the markets in which the Company's customers operate; and
other unforeseeable circumstances or issues that may arise, including, war, pandemic, epidemic, fire, or other acts of God.

Dependence on Certain Personnel. The operations of the Company depend, to a significant extent, upon the efforts of CEO/ Founder Jannice Newson. The loss or inability of Jannice Newson or any future key personnel she hires to perform their duties might have an adverse effect upon the Company's prospects.

No Public Market; Limited Transferability. The Securities offered have not been registered under federal or state securities laws and are subject to restrictions on transfer contained in such laws. There is no public market for the Securities, nor does the Company anticipate that there will be a public market. The purchase of Securities should be considered only as a long-term investment and is not suitable for persons who may need to liquidate their investment in the foreseeable future. Potential investors should be able to withstand a complete loss of their investment because the Company may not be able to make full or partial repayment on its debt.

Operating Risks; Uncertainty of Results. There can be no guarantee that the Company will operate profitably in the future, and therefore, there can be no guarantee that the Company will be profitable. The Company's operations are subject to all the risks inherent in the establishment of a new business enterprise. The likelihood of the success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the commencement of operations, the environment in which the Company intends to operate and the Company's current financial condition. There can be no assurance that results will be obtained. A developmental stage company like the Company, is subject to substantial change over time.

In all events, actual results may vary significantly from any and all projections. General economic conditions and other factors, neither of which are predictable, can have a material adverse impact on the reliability of projections. There can be no assurance that assumptions made are accurate, that the financial or other results illustrated or estimated will be achieved, or that similar results will be attained by the Company. Potential investors should make an independent evaluation of the illustrations and the underlying assumptions in this form.

The Company's success will depend on the Company's ability to manufacture products, and to do so economically, at scale, of sufficient quality, on schedule, and to specifications. The Company's future economic success depends on the Company's ability to execute the plans to develop, manufacture, market, and sell its products and to deploy the products at sufficient capacity and to specifications to meet the demands of customers. The Company cannot always be certain that the methodologies it intends to use will always result in efficient, quality, low-cost manufacturing capabilities, that will enable the Company to meet the quality, price, and production standards, as well as the production volumes, required to successfully mass market its products.

Evolution of Business Model. The Company may choose to respond to market opportunities by evolving its business model. This may include, but is not necessarily limited to, the introduction of different products, services, and pricing. Such changes to the business model may involve dramatically different capital needs that have not been accounted for at this time.

Tax Matters. These materials do not attempt to analyze the tax consequences to any investor in the Company and such consequences are necessarily complex. Accordingly, investors are urged to consult with their own tax advisors regarding the benefits and/or risks involved in an investment in the Company.

Ability of Suppliers to Meet Demands. The Company's business operations and desired growth will be contingent upon the Company's ability to establish long-term relationships with key-suppliers and the ability of such suppliers to meet the Company's growing demand as it attempts to achieve increased production.

The Company may not be able to engage target customers successfully or convert such contacts into paying customers of our products in the future. The Company's success depends on the Company's ability to generate revenue and operate profitably, which depends in part on its ability to identify target customers and convert such contacts into paying customers or expand on current customer relationships. The Company does not currently have any material revenue or material off-take agreements with customers in place. If the Company's targeted customers do not commit to becoming paying customers, it could adversely affect the Company's business, prospects, results of operations, and consequently, the Company's financial performance.

Unforeseen Risks. In addition to the above risks, the Company will be subject to risks not foreseen or fully appreciated by management. In reviewing these risk factors, potential investors should keep in mind any other possible risks that could be important.

The hair market is characterized by rapid innovation. To compete effectively, the Company must continue to develop and/or acquire new products, market them successfully, and identify new markets for the Company's products.
The hair industry is subject to continuous development and product innovation. If the Company does not continue to innovate and develop new hair products, the Company's competitive position will likely deteriorate as other companies successfully create and commercialize new products and hair lines. To grow in the future, the Company must continue to develop and/or acquire new and innovative aesthetic products and identify new markets.To successfully expand the Company's offerings, the Company must, among other things:
Develop or otherwise acquire new products that either add to or significantly improve the Company's current product offerings;
Convince the Company's existing and prospective customers that the Company's current product offerings are attractive;
Sell the Company's product offerings to a broad customer base;
Identify new markets and alternative applications for the Company's plant-based hair lines; and
Protect the Company's existing and future products with defensible intellectual property.To be successful in the aesthetics industry, the Company believes it needs to continue to innovate and grow. The Company's business strategy is based, in part, on its expectation that the Company will continue to increase or enhance its product offerings. The Company needs to continue to devote substantial research and development resources to make new product introductions, which can be costly and time-consuming to its organization. The Company also believes that, to increase revenue from sales, the Company needs to continue to develop its support, further expand and nurture relationships with industry thought leaders, and increase market awareness of the benefits of its current products. However, the Company may be unable to continue to develop, acquire or effectively launch and market current and new products regularly, or at all.

The Company's inability to anticipate and respond to market trends and changes in consumer preferences could adversely affect the Company's financial results. The Company's continued success depends on its ability to anticipate, gauge and react in a timely and cost-effective manner to changes in consumer preferences towards hair care and braiding products, attitudes toward the Company's industry and brands, as well as to where and how consumers shop. The Company must continually work to develop, manufacture and market new products; maintain and adapt its services to existing and emerging distribution channels; maintain and enhance the recognition of its brands; achieve a favorable mix of products; successfully manage its inventories and modernize and refine its approach as to how and where the Company markets and sells its products. The Company recognizes that consumer preferences cannot be predicted with certainty and can change rapidly, driven by the use of digital and social media by consumers and the speed by which information and opinions are shared. If the Company is unable to anticipate and respond to challenges that it may face in the marketplace, trends in the market for the Company's products and changing consumer demands and sentiment, the Company's financial results will suffer.

Jannice Newson is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of 7.9% - Wefunder fees, 30.7% - Marketing and Sales, 30.7% - Product
Proceeds: Conversion and Innovation, 30.7% - Growth Partnerships.

If we raise: **$124,000**

Use of
Proceeds: 7.9% - Wefunder fees, 30.7% - Marketing and Sales, 30.7% - Product Conversion and Innovation, 30.7% - Growth Partnerships. If we raised the full $124,000, we could fully build out our Chicago storefront. With the minimum, we have not included storefront buildout cost, and this additional funding would cover preparing the store for in person shopping and events.

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

If we reach our target offering amount prior to the deadline, we may conduct an initial closing of the offering early if we provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Wefunder will notify investors if we conduct an initial closing. Thereafter, we may conduct additional closings from time to time at our and Wefunder's discretion until the deadline date.

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor.

1. Investor Commitment. The Investor will submit, through Wefunder Portal, a requested investment amount. When doing so, the Investor will also execute an investment contract with the Company ("Investment Agreement"), using the Investor's electronic signature.
2. Acceptance of the Investment. If the Investor Agreement is complete, the Investor's commitment will typically be recorded within a few minutes. The commitment will also be available on the Investor's "My Investments" screen on the wefunder.com website. After the offering closes, the contract will be counter-signed by the Company. The executed investment contract will then be sent to the investor via email, and is also available to download on the "My Investments" screen.
3. Investor Transfer of Funds. Upon receiving confirmation that an investment has been accepted, the Investor will be responsible for transferring funds from a source that is accepted by Wefunder Portal into an escrow account held with a third party bank on behalf of issuers offering securities through Wefunder Portal.
4. Progress of the Offering. The Investor will receive periodic email updates on the progress of the offering, including total amounts raised at any given time, and will be notified by email and through the "My Investments" screen when the target offering amount is met.
5. Closing; Original Deadline. Unless we meet the target offering amount early, Investor funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page to this Form C and the Company's Wefunder Portal Profile.
6. Early Closings. If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which information about the Company, including this Form C, is posted on our Wefunder Portal Profile. We will reschedule the offering deadline, and at least five days prior to the new deadline, investors will receive notice of it by email and through the "My Investments" screen. At the time of the new deadline, your funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations.
7. Book Entry. Investments may be in book entry form. This means that the Investor may not receive a certificate representing his or her investment. Each investment will be recorded in our books and records and will be recorded in each Investors' "My Investments" screen. The Investor will also be emailed the Investment Agreement again. The Investment Agreement will also be available on the "My Investments" screen. At the option of the Company, you may receive an electronic certificate.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

The company is issuing promissory notes to investors. The principal amount of each note is the amount invested by the investor. The company will use **5% of its net revenues** to pay back principal on the notes. Each note will be paid back based on its pro rata share of all notes issued in this offering. The company will make interest payments to the investor quarterly. The company may prepay principal and interest at any time. The company will continue payments until investors have received **2.5x their principal investment** (the repayment amount) , provided however that at any time the company may defer up to 1 such payments upon notice to the Lender.

Upon the occurrence of an event of default (as defined in each note), all unpaid principal, accrued interest and other amounts owing will automatically be immediately due, payable and collectible by the company pursuant to applicable law.

The notes do not provide investors with any voting rights in the company.

In a Liquidity Event or Dissolution Event, this Note is intended to operate such that Lender is an unsecured general creditor, with right of payment junior to senior debt and senior to any equity payments. This Note is subordinated in right of payment to the prior payment in full of any senior debt. This means there may be limitations on the amount and timing of payments to Lenders, as they are holders of junior debt.

See exact security attached as Appendix B, Investor Contracts.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

☑ Yes: No Voting Rights
☐ No:

16. How may the terms of the securities being offered be modified?

Any provision of this instrument may be amended, waived or modified as follows: upon the written consent of the Borrower and either (i) the Designated Lead Investor or (ii) the holders of a majority in principal of the Notes issued in this offering by the Company.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Units	100,000	100,000	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

Describe any other rights

Describe any other rights:

The company has authorized only one class of Unit.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Because the Investor holds no voting rights in the company, the holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These decisions could affect net revenues and diminish payments made to Investors.

Based on the risk that the company may never realize revenues or face a Default Event, the Investor may never see any returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

Yes, the securities being offered are debt instruments. Unlike the Units authorized by the Company, these securities do not offer any voting rights or ownership stake in the Company.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the net revenues of the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the unitholders may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The unitholders have the right to redeem their securities at any time. unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFEs, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be negatively affected.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The value of the promissory notes will be determined by the Company's senior management in accordance with U.S. generally accepted accounting principles. For example, the notes may be valued based on principal plus anticipated interest payments over the course of the term of the note.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the promissory notes holds no position in the Company and will have no voting rights in the Company, and thus will be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its management, and the Investor will have no independent right to name or remove an officer or member of the management of the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Greenwood Archer Capital
Issue date	06/29/23
Amount	$25,000.00
Outstanding principal plus interest	$25,000.00 as of 05/31/24
Interest rate	0.0% per annum
Maturity date	06/15/26
Current with payments	Yes

-Months 1 – 24: No payments required and no accruing interest.-Months 25 – 35: Monthly payments of Principal Only, at 0% interest (based on a 5-year amortization)-Month 36: A final payment which shall be due and payable on 6/15/2026 and shall be equal to the amount necessary to repay in full the total outstanding principal, premiums, accrued interest and any fees not yet paid under this Note.

Loan

Lender	Level Leaders
Issue date	10/16/23
Amount	$22,500.00
Outstanding principal plus interest	$21,745.16 as of 05/22/24
Interest rate	4.0% per annum
Maturity date	10/16/27
Current with payments	Yes

Loan

Lender	Jannice Newson
Issue date	06/16/24
Amount	$38,267.00
Outstanding principal plus interest	$41,328.36 as of 06/16/24
Interest rate	4.0% per annum
Maturity date	06/17/26
Current with payments	Yes

No terms yet, shareholder loans from Jannice Newson-- $15,000 in 2024, $6,975.63 in 2023, $16,292 in 2022

Convertible Note

Issue date	07/05/20
Amount	$25,000.00
Interest rate	8.0% per annum
Discount rate	15.0%
Uncapped Note	Yes
Maturity date	12/31/25

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
4/2023	Other		$10,000	General operations
5/2023	Other		$11,000	General operations
9/2023	Other		$2,500	General operations
10/2023	Other		$750	General operations
10/2023	Other		$5,000	General operations
12/2023	Other		$6,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Jannice Newson
Amount Invested	$38,267.00
Transaction type	Loan
Issue date	06/16/24
Outstanding principal plus interest	$41,328.36 as of 06/16/24
Interest rate	4.0% per annum
Maturity date	06/17/26
Current with payments	Yes
Relationship	Founder

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Plant-based braiding hair: Plastic-free, carcinogen-free, and irritant-free

Lillian Augusta Beauty's premium plant-based braiding hair is a sustainable alternative to synthetic braiding hair. Our hair is plastic-free, irritation-free, and carcinogen-free

Milestones

Lillian Augusta, LLC was incorporated in the State of Michigan in March 2020.

Since then, we have:

- LAB started in the lab, with the founding team making prototypes at the University of Michigan

- We are solving the health, environmental, and functionality issues with synthetic braiding hair.

- Our team has expertise in environmental science, CPG marketing, textiles, and braiding.

- We are collaborating with institutions like Bank of Montreal (BMO) and Soho House.

- LAB has been featured by ESSENCE, Blavity, Crains, and Girls Who Green the World by Diana Kapp.

The Company is subject to risks and uncertainties common to early-stage companies. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2023, the Company had revenues of $195.73 compared to the year ended December 31, 2022, when the Company had revenues of $0. Our gross margin was -27.04% in fiscal year 2023.

- *Assets.* As of December 31, 2023, the Company had total assets of $42,181.81, including $42,181.81 in cash. As of December 31, 2022, the Company had $19,499 in total assets, including $17,095 in cash.

- *Net Loss.* The Company has had net losses of $29,088.25 and net losses of $21,203 for the fiscal years ended December 31, 2023 and December 31, 2022, respectively.

- *Liabilities.* The Company's liabilities totaled $5,475.63 for the fiscal year ended December 31, 2023 and $41,292 for the fiscal year ended December 31, 2022.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $85,767 in debt, $25,000 in convertibles, and $113,800 in grants.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 3 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 1 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Lillian Augusta, LLC cash in hand is $13,398, as of June 2024. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $13.36/month, and operational expenses have averaged $8,199.31/month, for an average burn rate of $8,212.67 per month. Our intent is to be profitable in 36 months.

In 2023, we increased both funding and spending. 2022 was overall an inactive year due to research and development stalls.

We expect to reach $50,000 in revenue within the next 6 months. We have opened our presale (May 2024) and have yet to do any promotion. This funding will cover promotional activity in addition to the other listed categories. We expect to spend $50-75,000 in expenses over the next 6 months.

We are not yet profitable. We have just started selling our products within the last two weeks and do not have the funding to promote yet. Our money in the bank must go towards ordering packaging to ship out orders starting July 1. We expect to reach profitability in 36 months (Summer 2027), which aligns with 4,000 units sold per month. We seek to incorporate automation in Q3 of 2025 which will lower the conversion cost in production (cut, comb, bag, and tag). We anticipate we will need $250,000 in funding in order to reach profitability.

Founder Jannice Newson uses her own personal income to invest in LAB. We seek grants when applicable as well as in kind goods and services. We intend to cover short-term burn with unitholder loans from Jannice Newson and potentially additional grants.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Jannice Newson, certify that:

(1) the financial statements of Lillian Augusta, LLC included in this Form are true and complete in all material respects ; and

(2) the financial information of Lillian Augusta, LLC included in this Form reflects accurately the information reported on the tax return for Lillian Augusta, LLC filed for the most recently completed fiscal year.

Jannice Newson
CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities? ☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://hairwithoutharm.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Rev Share Agreement Payback Multiple

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Jannice Newson

Appendix E: Supporting Documents

ttw_communications_138800_001252.pdf
ttw_communications_138800_021849.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Rev Share Agreement Payback Multiple

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Jannice Newson

Appendix E: Supporting Documents

ttw_communications_138800_001252.pdf
ttw_communications_138800_021849.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Lillian Augusta, LLC

By

Jannice Newson
Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Jannice Newson

Chief Executive Officer
7/17/2024

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.